Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. ANNOUNCES DEFINITIVE AGREEMENT

FOR ACQUISITION OF INTERNATIONAL ENEXCO LIMITED

TORONTO, ONTARIO - April 14, 2014… Denison Mines Corp. (“Denison” or the “Company”) (TSX:DML)(NYSE MKT:DNN) is pleased to announce the signing of a definitive arrangement agreement (the “Arrangement Agreement”) with International Enexco Limited (“IEC”), pursuant to which Denison will acquire all of the issued and outstanding common shares of IEC (the “IEC Shares”) by way of a plan of arrangement (the “Arrangement”). The terms of Denison’s acquisition are unchanged from those that were announced on March 19, 2014.

The Arrangement Agreement provides that IEC shareholders will exchange each IEC Share for 0.26 of a Denison common share (a “Denison Share”) and a share (a “Spinco Share”) in a subsidiary indirectly holding 100% of IEC’s Contact Copper Project and all other US mineral properties owned by IEC. IEC’s shareholders will also receive one-half of a warrant to acquire an additional Spinco Share for each IEC Share held on closing. Upon completion of the Arrangement, it is anticipated that IEC shareholders other than Denison will own approximately 2.1% of Denison. Denison expects to complete the Arrangement before June 30, 2014.

IEC’s principal uranium assets include a 30% interest in the Mann Lake exploration project, and a 20% interest in the Bachman Lake Joint Venture. The Mann Lake exploration project is located 25 km southwest of the McArthur River mine and is on trend between Cameco Corp.’s Read Lake project and Denison’s 60% owned Wheeler River project in Saskatchewan’s Eastern Athabasca Basin. The Mann Lake project is a joint venture between Cameco Corp. (52.5%) as operator, IEC (30%) and AREVA Resources Canada (17.5%). In January, an 11,000 metre diamond drill program commenced at Mann Lake with an approximate cost of CAD$2.9 million. IEC has reported that the highlights of the program to date are the intersection of 2.31% eU3O8 over 5.1 metres in drill hole MN-060, which included a 0.4 metre interval averaging 10.92% eU3O8 and MN-065, 150 metres north of MN-060, which intersected 1.2 metres averaging 3.67% eU3O8. Bachman Lake is operated by Denison (80%) and is one of Denison’s highest priority uranium exploration projects due to its location in the southeast Athabasca Basin and the presence of strong conductors, graphitic basement, and sandstone alteration.

Denison currently owns 3.6 million IEC Shares, representing approximately 8.4% of the issued and outstanding IEC Shares. Denison also owns 1.8 million common share purchase warrants of IEC.

Transaction Summary

Under the terms of the Arrangement, Denison will acquire all of the issued and outstanding IEC Shares on the basis of 0.26 of a Denison Share for each IEC Share. Any outstanding warrants and options of IEC as of completion of the Arrangement will be exchanged for options and warrants of Denison, adjusted by the exchange ratio of 0.26. The Denison options received as a result of this exchange will expire 90 days after the completion of the Arrangement. The new Denison warrants will expire in accordance with the expiry dates of the existing IEC warrants.

As part of the Arrangement, IEC’s shareholders will also receive a pro rata distribution of the Spinco Shares on a one for one basis and one-half of a warrant to acquire an additional Spinco Share, exercisable for 6 months at a price of CAD$5.00 for each whole share to be acquired. In addition, each holder of IEC options and warrants will receive a replacement option or warrant, as the case may be, from Spinco. The replacement Spinco options and warrants will otherwise have the same terms and conditions as the options and warrants of IEC that they replace.

The transactions contemplated by the Arrangement Agreement are subject to approval by IEC’s securityholders, the approval of the Toronto Stock Exchange and the NYSE MKT, LLC to the issuance of the Denison Shares issuable in the Arrangement and upon the exercise of the new Denison options and warrants, the approval of the TSX Venture Exchange to the Arrangement, as well as the approval of the Supreme Court of British Columba.

The Arrangement Agreement also provides for, among other things, a non-solicitation covenant on the part of IEC, a right in favour of Denison to match any superior proposal, and a termination fee equal to CAD$500,000 payable by IEC in certain events. Concurrently with entering into the Arrangement Agreement, each of IEC’s directors, officers and significant shareholders have executed support agreements to vote their shares in favour of the Arrangement. The total number of IEC Shares which are subject to the support agreements represent approximately 19.5% of the outstanding IEC Shares. The Board of Directors of IEC has unanimously recommended that IEC’s securityholders approve the Arrangement.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or IEC. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Additional Information

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact:

Ron Hochstein

President and Chief Executive Officer

(416) 979-1991 ext 232

or

Sophia Shane

Investor Relations

(604) 689-7842

www.denisonmines.com

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding Denison’s ability to complete the Arrangement which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Arrangement and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our reports filed with Canadian and U.S. securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

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